Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2000	1999	1998	1997	1996

Net Income Before Preferred
Stock Dividends	$ 73,576	$ 78,217	$ 68,378	$ 85,098	$ 88,752

Add - Income Taxes	41,954	44,115	38,188	48,269	53,533
Fixed Charges (see below)	34,462	34,040	33,786	33,289	37,052

Earnings	$ 149,992	$ 156,372	$ 140,352	$ 166,656	$ 179,337

Fixed Charges:
Interest on Long-Term Debt	$ 28,471	$ 30,532	$ 31,132	$ 31,094	$ 32,889
Other Interest	5,991	3,508	2,654	2,195	4,163

Total Fixed Charges	$ 34,462	$ 34,040	$ 33,786	$ 33,289	$ 37,052

Ratio of Earnings to Fixed Charges	4.35	4.59	4.15	5.01	4.84